     As filed with the Securities and Exchange Commission on June 14, 2001.
                                                    Registration No. 333-59830
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                             TELENETICS CORPORATION
             (Exact name of registrant as specified in its charter)

         CALIFORNIA                                             33-0061894
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                               25111 ARCTIC OCEAN
                          LAKE FOREST, CALIFORNIA 92630
                                 (949) 455-4000
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                              --------------------
                                 SHALA SHASHANI
               CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             TELENETICS CORPORATION
                               25111 ARCTIC OCEAN
                          LAKE FOREST, CALIFORNIA 92630
                                 (949) 455-4000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    COPY TO:
                             LARRY A. CERUTTI, ESQ.
                           CRISTY LOMENZO PARKER, ESQ.
                               RUTAN & TUCKER, LLP
                         611 ANTON BOULEVARD, SUITE 1400
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 641-5100

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: | |
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: |x|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: | |
     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: | |
                              --------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

                   SUBJECT TO COMPLETION, DATED JUNE 14, 2001

PROSPECTUS

                             TELENETICS CORPORATION

                       4,190,297 SHARES OF COMMON STOCK

         The shares of common stock offered under this prospectus are being offered by selling security holders identified in this prospectus for their own accounts. Our common stock trades on the Nasdaq SmallCap Market under the symbol "TLNT."

         The last reported sale price of our common stock on June 8, 2001, was $1.08 per share. The price of the common stock being offered by the selling security holders will vary.

         Our principal executive offices are located at 25111 Arctic Ocean, Lake Forest, California 92630, and we may be reached at (949) 455-4000.
                             ----------------------

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                 PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2.
                             ----------------------

         The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.
                             ----------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is            , 2001

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----

RISK FACTORS................................................................. 2
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................ 8
SELLING SECURITY HOLDERS..................................................... 9
PLAN OF DISTRIBUTION......................................................... 14
USE OF PROCEEDS.............................................................. 15
INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................... 15
LEGAL MATTERS................................................................ 16
EXPERTS...................................................................... 16
TRANSFER AGENT AND REGISTRAR................................................. 16
WHERE YOU CAN FIND MORE INFORMATION.......................................... 17
INCORPORATION OF DOCUMENTS BY REFERENCE...................................... 17

                             -----------------------

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. In addition to the other information contained in this document, the following factors should be considered carefully in evaluating our business and prospects.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT THAT MAY CONTINUE IN THE FUTURE AND THAT MAY ADVERSELY IMPACT OUR BUSINESS AND OUR SHAREHOLDERS.

         We have incurred net losses in each fiscal year since our inception, with the exception of the fiscal year ended March 31, 1998, in which we realized nominal net income of $94,000. We realized a net loss of $1.1 million for the twelve months ended December 31, 1999, as compared to incurring a net loss of $204,000 for the twelve months ended December 31, 1998. For the year ended December 31, 2000, we reported a net loss of approximately $11.9 million. For the quarter ended March 31, 2001, we reported a net loss of approximately $2.6 million. Our accumulated deficit through March 31, 2001 was approximately $27.6 million, and as of that date we had a total shareholders' equity of approximately $190,000. We expect that our losses may continue further into the future. There is no assurance that we will attain profitable operations in the future. If we are unable to do so, there may be a material adverse effect on our cash flows, which could cause us to violate covenants under our credit facility and could impede our ability to raise capital through debt or equity financing to the extent needed for our continued operations or for planned expansion. Consequently, future losses may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

WE MAY NEED AND BE UNABLE TO OBTAIN ADDITIONAL FUNDING ON SATISFACTORY TERMS, WHICH COULD INTERFERE WITH OUR EXISTING AND PLANNED OPERATIONS, DILUTE OUR SHAREHOLDERS OR IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS.

         Historically, we have relied upon cash from financing activities to fund most of the cash requirements of our operating and investing activities. Although we have been able to generate some cash from our operating activities in the past, there is no assurance we will be able to continue to do so in the future. While we believe that cash flow from operations and our financing available through our revolving line of credit facility with Celtic Capital Corporation will be adequate to fund our continuing operations for the next twelve months, we further believe that additional sources of liquidity through debt and/or equity financing may be required to fund our plans to exploit the license we obtained from Motorola Inc. relating to our commercial analog and digital data transmission and network access products, to further develop and exploit the proprietary wireless technology we acquired in our acquisition of eflex Wireless, Inc., and to fund other plans for future growth. We currently do not have any commitments for additional financing. Any future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us.

         Any future financing may dilute existing shareholders. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility. At a minimum, we expect these covenants to include restrictions on our ability to pay dividends on our common stock. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

         If adequate funds are not available, we may also be required to delay, scale back or eliminate portions of our operations and product development efforts or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Accordingly, the inability to obtain such financing could result in a significant loss of ownership and/or control of our proprietary technology and other important assets and could also adversely affect our ability to fund our continued operations and our product development efforts that historically have contributed significantly to our competitive advantage.

OUR OPERATING RESULTS IN ONE OR MORE FUTURE PERIODS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY, WHICH MAY NEGATIVELY IMPACT OUR STOCK PRICE.

         Our quarterly results have varied significantly in the past and will likely continue to do so in the future due to a variety of factors, many of which are beyond our control, including the timing and nature of revenues from product sales that are recognized during any particular quarter, the impact of price competition on our average selling prices, the availability and pricing of components for our products, market acceptance of new product introductions by us and our competitors, the timing of expenditures in anticipation of future sales, product returns, the financial health of our customers, the overall state of the data transmission and network access product and customer-specific communications product industries and economic conditions generally. Because our marketing and sales efforts are being conducted through many channels and involve a wide range of data transmission and network access products and customer-specific communications products that are used in a wide variety of applications by many customers whose needs vary over time, the volume and timing of orders received during a quarter are difficult to forecast. As a result, it is likely that in some future periods our operating results will be below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely be materially and adversely affected.

OUR COMMON STOCK IS LIKELY TO BE DELISTED FROM THE NASDAQ SMALLCAP MARKET, WHICH COULD DECREASE THE MARKET PRICE OF OUR COMMON STOCK AND MAKE IT MORE DIFFICULT TO DISPOSE OF OR OBTAIN QUOTATIONS FOR OUR COMMON STOCK.

         On April 3, 2001, we received a notice from Nasdaq that our common stock had failed to maintain the required minimum bid price of $1.00 per share over a period of 30 consecutive trading days. Nasdaq provided us with 90 calendar days, or until July 2, 2001, to regain compliance with this requirement. On April 24, 2001, we received a notice from Nasdaq that we no longer were in compliance with Nasdaq Marketplace Rule 4310(c)(2)(B), which rule requires us to have a minimum of $2,000,000 in net tangible assets, or a market capitalization of $35,000,000, or $500,000 of net income for the most recently completed fiscal year or for two of the three most recently completed fiscal years. As a result, Nasdaq is reviewing our eligibility for continued listing on the Nasdaq SmallCap Market and asked us to provide them on or before May 8, 2001 with our specific plan to achieve and sustain compliance with all of the Nasdaq SmallCap Market listing requirements. If, after reviewing the plan we submitted, Nasdaq determines that our plan does not adequately address the issues concerned, or if we fail to maintain compliance with any other listing requirement, and any appeal to Nasdaq for relief from the listing requirements is unsuccessful, our common stock will be delisted from trading by the Nasdaq SmallCap Market. If delisting occurs, trading in shares of our common stock could decrease substantially or cease altogether, the market price of our common stock could decline further, potentially to zero, and our shareholders could lose some or all of their investment.

OUR INABILITY OR THE INABILITY OF OUR CONTRACTORS TO SHIP ORDERS ON A TIMELY BASIS COULD DAMAGE OUR RELATIONSHIPS WITH CUSTOMERS, RESELLERS AND DISTRIBUTORS AND REQUIRE US TO MAKE EXPENSIVE AND TIME-CONSUMING EFFORTS TO REMEDY THE INABILITY.

         We have experienced and are currently experiencing problems associated with under-capitalization and engineering and production delays, including the inability to ship products in a timely manner. In an effort to minimize these problems, we have entered into agreements with third-party contract manufacturers for some component and circuit board assembly and testing functions and have developed strategic relationships with several qualified and reliable local assembly houses. A failure by our contract manufacturers and assemblers to fulfill their obligations to us could cause delays in production and shipment of many of our products. Delays in production and shipment could cause customers to cancel a portion or all of their orders and could damage our relationships with our customers, resellers and distributors, which in turn could cause us to lose existing customers or prevent us from obtaining new customers. Further, if our contract manufacturers become unable to fulfill their obligations to us due to their own financial difficulties or other circumstances beyond our control, we could be required to undertake expensive and time-consuming efforts to transition the contracted services to other qualified contractors or to our own facilities. Accordingly, the failure to deliver products on time could have a material adverse affect on our business, prospects, financial condition, results of operations and cash flows.

IF WE ARE UNSUCCESSFUL IN OUR EFFORTS TO TAKE ADVANTAGE OF REGIONAL, NATIONAL AND INTERNATIONAL DISTRIBUTION CHANNELS FOR OUR PRODUCTS, SALES OF OUR PRODUCTS MAY DECLINE OR FAIL TO INCREASE.

         Historically, we sold most of our products through a direct sales force and through a network of manufacturers' representatives. However, in an effort to find a more effective channel to market for our products, we have terminated all of our manufacturers' representative agreements and have begun to channel most of our products through a network of regional and national distribution outlets. We also have begun to develop and solidify our relationships with certified resellers, distributors and system integrators, many of which are part of a worldwide distribution network developed by Motorola in connection with its sales of the commercial grade analog and digital transmission and network access products that are covered by the manufacturing license agreement that we have entered into with Motorola. To the extent we are unsuccessful in our efforts to create or maintain an adequate quality and quantity of these relationships, sales of our products may decline or fail to increase as we work to establish effective channels to market.

IF OUR PRODUCTS FAIL TO COMPLY WITH EVOLVING GOVERNMENT AND INDUSTRY STANDARDS AND REGULATIONS, WE MAY HAVE DIFFICULTY SELLING OUR PRODUCTS.

         Our products are designed to comply with a significant number of industry standards and regulations, some of which are evolving as new technologies are deployed. The regulatory process in the United States and foreign countries can be time-consuming and can require the expenditure of substantial resources. In many foreign countries, obtaining required regulatory approvals takes significantly longer than in the United States. Motorola obtained approvals in many countries for the commercial analog and digital data transmission and network access products covered by the manufacturing license agreement that we entered into with Motorola. However, those approvals were not transferable to us. We estimate that at least in the near-term, approximately half of our sales of Sunrise Series(TM) products will be to customers within the United States. There can be no assurance, however, that regulatory agencies in the United States or other countries will grant the requisite approvals to us for those products or for any of our other products on a timely basis, if at all. The failure of our products to comply, or delays in compliance, with the various existing and evolving standards could negatively impact our ability to sell many of our products, including our Sunrise Series(TM) products that have been selected by multinational corporations in large part based upon the existence of approvals of those products for use in each country in which those corporations operate. United States and foreign regulations regarding the manufacture and sale of modems and other data communications devices are subject to future change. We cannot predict what impact, if any, such changes may have upon our business.

TO THE EXTENT OUR RE-EMPHASIS ON MARKETING AND SALES OF OUR DATA TRANSMISSION AND NETWORK ACCESS PRODUCTS IS UNSUCCESSFUL, OUR OPERATING RESULTS MAY CONTINUE TO SIGNIFICANTLY DEPEND UPON THE ACCEPTANCE BY THE UTILITY INDUSTRY OF OUR INDUSTRIAL AUTOMATION PRODUCTS.

         Our management believes that our entry into the license and manufacturing agreements with Motorola and Comtel, together with our efforts to take advantage of the worldwide distribution network developed by Motorola in connection with our licensed commercial analog and digital data transmission and network access products, provide us with a unique opportunity to capitalize on and re-emphasize the expertise we have gained through our years of development, manufacturing and marketing of data transmission and network access products. However, to the extent we are unsuccessful with our efforts toward this re-emphasis, we may need to continue to rely heavily upon sales of our automatic meter reading, or AMR, and other remote monitoring products to utilities, transportation authorities and other such entities. The automation of utility meter reading and data distribution is a relatively new and rapidly changing market. We cannot accurately predict the size of this market or our potential growth. Our system is one possible solution for AMR and data distribution. It has not been adopted as an industry standard and it may not be adopted on a broad scale. Competing systems have been and likely will continue to be selected by utilities and other potential clients. Participants in the utility industry have historically been cautious and deliberate in making decisions concerning the adoption of new technology. This process, which can take up to several years to complete, may include the formation of evaluation committees, a review of different technical options, technology trials, equipment testing and certification, performance and cost justifications, regulatory review, one or more requests for vendor quotes and proposals, budgetary approvals and other steps. Only a limited number of utilities have made a commitment to purchase our products and services to date. Consequently, if our re-emphasis on our data transmission and network access products is unsuccessful and we are unable to enter into additional AMR or data distribution contracts on terms favorable to us, our business, operating results, financial condition, cash flows and ability to service our indebtedness could be materially and adversely affected.

WE RELY ON A RELATIVELY LIMITED NUMBER OF CUSTOMERS, AND THE LOSS OF ANY SIGNIFICANT CUSTOMER COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

         Historically, we have derived a significant portion of our revenues from a relatively limited number of customers. Although our current business strategy involves the use of multiple resellers and distributors who we anticipate will act as multiple customers for our products, there can be no assurance that a limited number of large customers will not continue to account for the majority of our revenues. If this occurs, the loss of any one or more of major customers would likely have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

IF WE ARE UNABLE TO FULFILL BACKLOG ORDERS DUE TO CIRCUMSTANCES INVOLVING US OR ONE OR MORE OF OUR CUSTOMERS, OUR ANTICIPATED RESULTS OF OPERATIONS AND CASH FLOWS WILL SUFFER.

         As of April 16, 2001, we had approximately $10.7 million in backlog orders for our products, which primarily related to our Sunrise Series(TM) and excluded an order for approximately $2.9 million relating to our McCarney Truck-Link project. The amount of backlog orders represents revenue that we anticipate recognizing in the future, as evidenced by purchase orders and other purchase commitments received from customers, but on which work has not yet been initiated or with respect to which work is currently in progress. The typical duration from receipt of a purchase order or other purchase commitment to shipment of the products ordered to the customer ranges from six to eight weeks depending upon the size of the order. However, there can be no assurance that we will be successful in fulfilling orders and commitments in a timely manner or that we will ultimately recognize as revenue the amounts reflected as backlog. In fact, with regard to the McCarney Truck-Link project, our ability to complete this project is dependent upon McCarney providing us with a redesign of the printed circuit board that is part of the product that we are providing to McCarney under a purchase order. As of April 16, 2001, we had not received the anticipated redesign and there can be no assurance that we will receive the redesign. If we do not receive the redesign, we may be unable to fulfill the order relating to the McCarney Truck-Link project.

OUR BUSINESS COULD SUFFER IF WE OR OUR CONTRACT MANUFACTURERS ARE UNABLE TO OBTAIN COMPONENTS OF OUR PRODUCTS FROM OUTSIDE SUPPLIERS.

         The major components of our products include circuit boards, microprocessors, chipsets, memory components and radio transmitters and receivers. Most of these components are available from multiple sources. However, some components used in our products are currently obtained from single or limited sources and may from time to time be in short supply or on allocation by manufacturers. We have, from time to time, experienced difficulty in obtaining components. We do not have guaranteed supply arrangements with any of our suppliers, and there can be no assurance that our suppliers will continue to meet our requirements. Shortages of components could not only limit our production capacity but also could result in higher costs due to the higher costs of components in short supply or the need to use higher-cost substitute components. Significant increases in the prices of components could have a material adverse effect on our results of operations because we may not be able to adjust product pricing to reflect the increases in component costs. Also, an extended interruption in the supply of components or a reduction in their quality or reliability would have a material adverse effect on our financial condition and results of operations by impairing our ability to timely deliver quality products to our customers. Delays in deliveries due to shortage of components or other factors may result in cancellation by our customers of all or part of their orders. Although customers who purchase from us products that are not readily available from other sources would be less likely than other customers of ours to cancel their orders due to production delays, we cannot assure you that cancellations will not occur.

         In addition, we have from time to time received from manufacturers "last buy" notices that indicate that one or more components that we incorporate into our products will be permanently discontinued. If we are unable to participate in a last buy or are unable to purchase an adequate quantity of last buy components to cover our needs until the time, if any, that we are able to find an appropriate substitute component that works with the current design of our product or to redesign our product to allow for use of a substitute component, we may have to eliminate the product from our product line. We believe that with respect to many of our single source components, we could obtain similar components from other sources. However, in response to recent last buy notices, we currently are working to alter product designs on some of our data transmission and network access products to allow us to use alternative components. There can be no assurance that we will be successful in our redesign of these products or that we will not experience difficulties associated with future last buys. Further, we cannot assure you that future severe shortages of components that could increase the cost or delay the shipment of our products will not occur.

WE RELY HEAVILY ON OUR MANAGEMENT, AND THE LOSS OF THEIR SERVICES COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

         Our success is highly dependent upon the continued services of key members of our management, including our Chairman of the Board, President and Chief Executive Officer, Shala Shashani, our Chief Operating Officer, John McLean, and our Chief Financial Officer, David Stone. The loss of Ms. Shashani, Mr. McLean or Mr. Stone or one or more other key members of management could have a material adverse effect on us because each of these individuals has experience and skills upon which we draw heavily in our day-to-day operations and strategic planning activities. We have not entered into any employment agreement with any executive officer of Telenetics other than a written employment offer with Mr. Stone and an employment agreement with Mr. McLean in his capacity as President of our Wireless Data Network Division. Ms. Shashani currently does not receive compensation for services she renders to us as a member of management. Also, we do not maintain key-man life insurance policies on any member of management.

OUR INABILITY TO SUCCESSFULLY DEVELOP AND EXPAND OUR PRODUCT AND SERVICE OFFERINGS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

         Our future success will depend, in part, on our ability to enhance our existing products and develop new products and services. Future advances may render our products and technologies obsolete or less cost effective than competitive products or technologies or erode our market position. Competitors may be capable of offering significant cost savings or other benefits to our customers. We must make continued substantial investments to develop our technology and to respond to future regulatory changes. We have previously experienced significant delays and cost overruns in the design and manufacture of new products and are currently experiencing delays in production of some new products. There can be no assurance that delays or cost overruns will not be experienced in the future because delays can be caused by a number of factors, including changes in product design or definition during the development stage, changes in customer requirements, unexpected behavior of products under certain conditions, failure of third-party components to meet specifications or lack of availability of such components, and other factors. Delays in the availability of new products, or the inability to successfully develop products that meet customer needs, could result in increased competition, the loss of revenue or increased costs, any of which would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

BECAUSE WE BELIEVE THAT PROPRIETARY RIGHTS ARE MATERIAL TO OUR SUCCESS, MISAPPROPRIATION OF THOSE RIGHTS OR CLAIMS OF INFRINGEMENT OR LEGAL ACTIONS RELATED TO INTELLECTUAL PROPERTY COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION.

         We currently rely on a combination of contractual rights, copyrights, trademarks and trade secrets to protect our proprietary rights. However, we believe that several of our current products and some of our products in development could benefit from patent protection. As a result, we have filed patent applications for various products with the United States Patent and Trademark Office. Although we currently rely to a great extent on trade secret protection for much of our technology and in the future will also rely on patents to protect a portion of our technology, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop comparable or superior technologies or obtain unauthorized access to our proprietary technology.

         We own, license or have otherwise obtained the right to use certain technologies incorporated in our products. For example, under our agreement with Motorola, we obtained a royalty-bearing ten-year non-exclusive license to manufacture, market and further develop a series of commercial grade analog and digital data transmission and network access products. If we are unable to comply with the royalty or other terms of our agreement with Motorola, we will lose our license relating to the licensed products. If this were to occur, we would be unable to capitalize on this sales opportunity and could become subject to breach of contract or other liability.

         We may receive infringement claims from third parties relating to our products and technologies, such as the patent infringement action filed against us by Aeris Communications, Inc. In those cases, we intend to investigate the validity of the claims and, if we believe the claims have merit, to respond through licensing or other appropriate actions. To the extent claims relate to technology included in components purchased from third party vendors for incorporation into our products, we would forward those claims to the appropriate vendor. If we or our component manufacturers were unable to license or otherwise provide any necessary technology on a cost-effective basis, we could be prohibited from marketing products containing that technology, incur substantial costs in redesigning products incorporating that technology, or incur substantial costs defending any legal action taken against us.

THERE ARE RISKS THAT OUR PRODUCTS MAY BE RETURNED BY OUR CUSTOMERS, RESELLERS AND DISTRIBUTORS, WHICH COULD INCREASE OUR PRODUCTION AND WARRANTY COSTS AND DECREASE OUR SALES.

         We are exposed to the risk of product returns from our customers, resellers and distributors as a result of defective products or product components. Returned used products are tested, repaired and used as warranty replacements. Products returned to us due to faulty work by our subcontractors are returned to the subcontractors for credit against future purchase orders. In addition to being subject to the risk of returns of defective products, we are subject to the risk that Ingram Micro Inc. could return to us for credit or refund, up to 180 days after termination or expiration of our distribution agreement with Ingram, unused products in their original packaging. Historically, product returns have not had a material impact on our operations or financial condition. However, there can be no assurance that significant levels of product returns will not occur in the future and result in a material adverse effect on our results of operations, cash flows and reputation as a supplier of quality products.

OUR FAILURE TO MANAGE GROWTH EFFECTIVELY COULD IMPAIR OUR BUSINESS.

         Our strategy envisions a period of rapid growth that may put a strain on our administrative and operational resources. Our ability to effectively manage growth will require us to continue to expand the capabilities of our operational and management systems and to attract, train, manage and retain qualified engineers, technicians, salesperson and other personnel. There can be no assurance that we will be able to do so. If we are unable to successfully manage our growth, our business, prospects, financial condition, results of operations and cash flows could be adversely affected.

OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT VOLATILITY THAT COULD RESULT IN LITIGATION AGAINST US.

         The trading prices of our common stock have in the past been, and will continue in the future to be, subject to wide fluctuations in response to quarter-to-quarter variations in our operating results, material announcements of technological innovations, price reductions, significant customer orders or establishment of strategic partnerships by us or our competitors or providers of alternative products, general conditions in the data transmission and network access products and customer-specific communications products industries, or other events or factors, many of which are beyond our control. In addition, the stock market as a whole and individual stocks have experienced extreme price and volume fluctuations, which have often been unrelated to the performance of the related corporations. In fact, during the quarter ended March 31, 2001, the high and low closing bid prices of our common stock were $1.31 and $.56, respectively. If our operating results in future quarters fall below the expectations of market makers, securities analysts and investors, the price of our common stock will likely decline, perhaps substantially. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future. This type of litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. Any adverse determination in this type of litigation could also subject us to substantial liabilities.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC RESALE COULD ADVERSELY AFFECT OUR STOCK PRICE.

         Sales of a substantial number of shares of our common stock in the public market, or the perception that sales could occur, could adversely affect the market price for our common stock. We have registered for resale on various registration statements a significant number of shares of common stock that are issued and outstanding or are underlying securities that are convertible into shares of common stock. Actual or potential resales of registered shares of our common stock might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This document contains forward-looking statements, including among others:

         o the projected growth in the data transmission and network access products and customer-specific communications products industries and the market for our products within these industries;

         o our business strategy for expanding our presence in the existing and proposed markets in which our products could be used;

         o anticipated trends in our financial condition and results of operations; and

         o our ability to distinguish ourselves from our current and future competitors.

         You can identify forward-looking statements generally by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "could," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. A number of factors could cause our financial results, including our net income (loss) or growth in net income (loss) to differ materially from those anticipated by forward-looking statements, including those factors discussed under "Risk Factors." We do not undertake to update, revise or correct any forward-looking statements.

                            SELLING SECURITY HOLDERS

SHARES OFFERED

     GENERAL

         This prospectus covers the resale of shares of Telenetics common stock that are issuable upon conversion of convertible subordinated debentures or upon exercise of warrants. The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders.

         This prospectus does not cover the sale or other transfer of the debentures or warrants whose underlying shares are being offered under this prospectus. This prospectus also does not cover any other securities that may be received in exchange for the securities in connection with a reclassification, reorganization, consolidation, merger, sale or other transaction. If a selling security holder transfers the holder's debentures or warrants prior to conversion or exercise, the transferee of those debentures or warrants may not sell the shares of common stock issuable upon conversion or exercise of those securities unless we appropriately amend or supplement this prospectus.

         For the life of the debentures and warrants, the holders of those securities have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership of the shares of common stock issuable upon the conversion or exercise of those securities. The holders of those securities may be expected to convert or exercise at times when the conversion or exercise price is less than the market price for our common stock, with resulting dilution in the interests of our shareholders. Further, the terms on which we could obtain additional capital during the life of those securities may be adversely affected.

         The selling security holders acquired the securities whose underlying shares of common stock are being offered under this prospectus in the following private placement transactions:

     7.0% CONVERTIBLE SUBORDINATED DEBENTURE DUE JANUARY 2, 2003

         On January 2, 2001, we entered into a debenture purchase agreement and related agreements under which we sold a 7.0% convertible subordinated debenture due January 2, 2003 in the principal amount of $2,115,000, or the First Debenture, to Dolphin Offshore Partners, L.P., a limited partnership that beneficially owned more than five percent of our outstanding common stock as of that date and as of the date of the below table. The holder may convert the debenture into common stock at any time. We may force conversion of the debenture after August 2, 2001 if at the time we desire to force conversion, the registration statement of which this prospectus is a part is effective and the average of the closing bid price per share for 20 consecutive trading days ending five days prior to the date of forced conversion is at least $2.00. If there is a change of control of Telenetics, the holder may elect to accelerate maturity of the debenture.

         The conversion price initially is $.67 per share. The First Debenture contains anti-dilution provisions under which the conversion price is to be adjusted upon a stock split, stock dividend, recapitalization or similar transactions, or upon issuance by us of common stock or securities convertible into or exchangeable for common stock at a price lower than the conversion price of the First Debenture. In most cases where we issue common stock or securities convertible into or exchangeable for common stock at a price per share that is lower than the conversion price of the First Debenture, the conversion price of the First Debenture is to be adjusted downward to the lower price. We have included in this prospectus for resale by Dolphin Offshore Partners, L.P.
the shares of common stock underlying the principal amount of the First Debenture and the amount of interest that may become payable on the First Debenture at or prior to maturity based upon the conversion price as of the date of the table.

     FIRST WARRANTS

         On January 2, 2001, we issued to Michael Taglich, a principal and designee of Taglich Brothers, Inc., a five-year warrant to purchase up to 350,000 shares of common stock at an initial exercise price of $.80 per share as compensation for Taglich Brothers, Inc. providing financial advisory services to us in connection with our offering of the First Debenture. On February 28, 2001, the warrant was divided and reissued to Mr. Taglich and 14 other principals and employees of Taglich Brothers, Inc.

         The First Warrants contain anti-dilution provisions under which their exercise price and number of underlying shares of common stock are adjusted upon a stock split, stock dividend, recapitalization or similar transaction, or upon issuance by us of common stock or securities convertible into or exchangeable for common stock at a price lower than the exercise price of the First Warrants. In most cases where we issue securities convertible into or exchangeable for common stock at a price per share that is lower than the exercise price of the First Warrants, the exercise price of the First Warrants is to be adjusted downward to 120% of the lower price, and the number of shares underlying the First Warrants is to be adjusted upward by multiplying the number of shares underlying the First Warrants prior to the adjustment by the exercise price of the First Warrants prior to the adjustment, and then dividing that product by the exercise price that results from the adjustment.

         Because prior to the date of the table we issued shares of common stock at a price that was less than the exercise price of the First Warrants, the exercise price of the First Warrants was adjusted downward to $.765, and we have included in this prospectus for resale by the holders of the First Warrants an aggregate of 366,012 shares of common stock that were underlying the First Warrants as of the date of the table.

     6.5% JUNIOR CONVERTIBLE SUBORDINATED DEBENTURES DUE APRIL 23, 2003

         On January 23, 2001, we entered into a debenture purchase agreement and related agreements under which we sold a 6.5% junior convertible subordinated debenture due January 23, 2003 in the principal amount of $75,000, or the Second Debenture, to Michael Taglich. The holder may convert the debenture into common stock at any time. We may force conversion of the debenture after August 23, 2001 if at the time we desire to force conversion, the registration statement of which this prospectus is a part is effective and the average of the closing bid price per share for 20 consecutive trading days ending five days prior to the forced conversion is at least $2.00. If there is a change of control of Telenetics, the holder may elect to accelerate maturity of the debenture.

         The conversion price initially is $.68 per share. The Second Debenture contains anti-dilution provisions under which the conversion price is to be adjusted upon a stock split, stock dividend, recapitalization or similar transactions, or upon issuance by us of common stock or securities convertible into or exchangeable for common stock at a price lower than the conversion price of the Second Debenture. In most cases where we issue common stock or securities convertible into or exchangeable for common stock at a price per share that is lower than the conversion price of the Second Debenture, the conversion price of the Second Debenture is to be adjusted downward to the lower price. We have included in this prospectus for resale by Mr. Taglich the shares of common stock underlying the principal amount of the Second Debenture and the amount of interest that may become payable on the Second Debenture at or prior to maturity based upon the conversion price as of the date of the table.

     SECOND WARRANTS

         On January 23, 2001, we issued to Michael Taglich, a principal and designee of Taglich Brothers, Inc., a five-year warrant to purchase up to 11,029 shares of common stock at an initial exercise price of $.81 per share as compensation for Taglich Brothers, Inc. providing financial advisory services to us in connection with our offering of the Second Debenture. On February 28, 2001, the warrant was divided and reissued to Michael Taglich and to Robert Taglich, another principal of Taglich Brothers, Inc.

         The Second Warrants contain anti-dilution provisions under which their exercise price and number of underlying shares of common stock are adjusted upon a stock split, stock dividend, recapitalization or similar transaction, or upon issuance by us of common stock or securities convertible into or exchangeable for common stock at a price lower than the exercise price of the Second Warrants. In most cases where we issue securities convertible into or exchangeable for common stock at a price per share that is lower than the exercise price of the Second Warrants, the exercise price of the Second Warrants is to be adjusted downward to 120% of the lower price, and the number of shares underlying the Second Warrants is to be adjusted upward by multiplying the number of shares underlying the Second Warrants prior to the adjustment by the exercise price of the Second Warrants prior to the adjustment, and then dividing that product by the exercise price that results from the adjustment.

         Because prior to the date of the table we issued shares of common stock at a price that was less than the exercise price of the Second Warrants, the exercise price of the Second Warrants was adjusted downward to $.765, and we have included in this prospectus for resale by the holders of the Second Warrants an aggregate 11,677 shares of common stock that were underlying the Second Warrants as of the date of the table.

     PLACEMENT AGENT WARRANTS

         In April 1999, we conducted a private offering of Series A 7.0% Convertible Redeemable Preferred Stock, all of which stock subsequently was converted into shares of common stock. In connection with the offering, we issued to seven individuals warrants, or Placement Agent Warrants, to purchase up to an aggregate of 62,857 shares of common stock at an initial exercise price of $1.90 per share in consideration for placement agent services provided to us by Taglich Brothers, Inc. As of the date of the table, an aggregate of 23,923 shares of common stock had been purchased upon exercise of the Placement Agent Warrants. The remaining 38,934 shares of common stock originally underlying the Placement Agent Warrants are registered for resale under a previously filed registration statement.

         The Placement Agent Warrants contain anti-dilution provisions under which their exercise price and number of underlying shares of common stock are adjusted upon a stock split, stock dividend, recapitalization or similar transaction, or upon issuance by us in certain private placements or public offerings of common stock or securities convertible into or exchangeable for common stock at a price lower than the exercise price of the Placement Agent Warrants. In most private placements or public offerings where we issue securities convertible into or exchangeable for common stock at a price per share that is lower than the exercise price of the Placement Agent Warrants, the exercise price of the Placement Agent Warrants is to be adjusted downward to the lower price, and the number of shares underlying the Placement Agent Warrants is to be adjusted upward by multiplying the number of shares underlying the Placement Agent Warrants prior to the adjustment by the exercise price of the Placement Agent Warrants prior to the adjustment, and then dividing that product by the exercise price that results from the adjustment.

         Because prior to the date of the table we issued shares of common stock in a private offering at a price that was less than the exercise price of the Placement Agent Warrants, the exercise price of the Placement Agent Warrants was adjusted downward, and we have included in this prospectus for resale by the holders of the Placement Agent Warrants an additional 89,319 shares of common stock that were underlying the Placement Agent Warrants as of the date of the table.

BENEFICIAL OWNERSHIP CALCULATIONS

         The following table sets forth information as of April 25, 2001 with respect to the beneficial ownership of our common stock both before and immediately following the offering by each of the selling security holders. The following calculations of beneficial ownership are based upon 17,034,611 shares of common stock outstanding as of the date of the table. Beneficial ownership and, accordingly, percent of class ownership, is calculated according to Securities and Exchange Commission Rule 13d-3. Beneficial ownership of common stock in each case includes shares issuable to a selling security holder upon exercise of warrants and upon conversion of debentures to the extent those instruments are exercisable or convertible by the selling security holder within 60 days following the date of the table. Due to our contractual obligation to register for resale shares of common stock issuable upon conversion of interest that may accrue on debentures after 60 days following the date of the table, the number of shares being registered for a selling security holder may exceed the number of shares that were beneficially owned by that holder as of the date of the table.

         Subject to community property laws where applicable, we believe that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Each of the selling security holders other than Dolphin Offshore Partners, L.P. is a current or former employee of Taglich Brothers, Inc., an NASD-registered broker-dealer that has provided financial advisory and investment banking services to us from time to time. Robert Schroeder has been a director of Telenetics since February 16, 2001.

         To our knowledge, none of selling security holders is acting as an underwriter in this offering. We believe that each of the selling security holders obtained our securities in the ordinary course of business and at the time of receipt of the securities whose underlying shares of common stock may be resold under this prospectus, none of the selling security holders had agreements or understandings, directly or indirectly, with any person to distribute the securities.

                                                                                NUMBER OF
                                                                                SHARES OF
                                      SHARES OF COMMON                          COMMON STOCK         PERCENTAGE
                                     STOCK BENEFICIALLY      SHARES OF       BENEFICIALLY OWNED     BENEFICIALLY
        NAME AND ADDRESS OF            OWNED PRIOR TO      COMMON STOCK            AFTER           OWNED AFTER
      SELLING SECURITY HOLDER           THIS OFFERING     BEING REGISTERED      OFFERING(1)          OFFERING(1)
      -----------------------           ------------      ----------------      -----------         -----------
Peter E. Salas, as General
  Partner of Dolphin Offshore
  Partners, L.P..................          5,086,721 (2)      3,598,657 (3)        1,825,271          10.02%
Michael Taglich..................            303,929 (4)        259,297 (5)           55,985             *
Robert Taglich...................            190,646 (6)        134,664 (7)           55,982             *
Richard Oh.......................             14,954 (6)         12,954 (8)            2,000             *
Tere Da Silva....................              1,046 (6)          1,046 (9)               --            --
Luis Martins.....................              3,660 (6)          3,660 (9)               --            --
Francisco Clough.................              3,660 (6)          3,660 (9)               --            --
Howard Halpern...................              3,660 (6)          3,660 (9)               --            --
Slava Yenin......................              3,660 (6)          3,660 (9)               --            --
Gary Weber.......................              3,660 (6)          3,660 (9)               --            --
Laura Conroy.....................              8,366 (6)          8,366 (9)               --            --
Robert Schroeder.................             31,791 (6)         31,791 (9)               --            --
Michael Roesler..................             15,686 (6)         15,686 (9)               --            --
Douglas Hailey...................             71,111 (6)         71,111 (9)               --            --
Vincent Palmieri.................             10,614 (6)          9,614 (10)           1,000             *
Michael Brunone..................             10,458 (6)         10,458 (9)               --            --
Joseph G. D'Amadeo...............             26,353 (6)         18,353 (11)           8,000             *
-------------------------

*     Represents less than 1.0%.

(1)   Assumes all shares of class being offered are sold.

(2) Includes 1,176,471 shares of common stock underlying warrants and 3,261,450 shares of common stock underlying debentures. The address for Mr. Salas is 129 East 17th Street, New York, New York 10003.

(3)   Represents shares of common stock underlying the First Debenture.

(4) Includes 190,650 shares of common stock underlying warrants and 113,279 shares of common stock underlying debentures.

(5) Includes 96,784 shares of common stock underlying a First Warrant, 124,632 shares of common stock underlying the Second Debenture, 5,839 shares of common stock underlying a Second Warrant and 32,042 shares of common stock underlying a Placement Agent Warrant.

(6)   Represents shares of common stock underlying warrants.

(7) Represents 96,784 shares of common stock underlying a First Warrant, 5,838 shares of common stock underlying a Second Warrant and 32,042 shares of common stock underlying a Placement Agent Warrant.

(8) Represents 8,366 shares of common stock underlying a First Warrant and 4,588 shares of common stock underlying a Placement Agent Warrant.

(9)   Represents shares of common stock underlying a First Warrant.

(10) Represents 7,320 shares of common stock underlying a First Warrant and 2,294 shares of common stock underlying a Placement Agent Warrant.

(11) Represents 18,353 shares of common stock underlying a Placement Agent Warrant.

                              PLAN OF DISTRIBUTION

         The selling security holders and any of their donees, pledgees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of our common stock being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales, which may include block transactions, may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o short sales, which are contracts for the sale of shares of stock that the seller does not own, or certificates for which are not within his control, so as to be available for delivery at the time when, under applicable rules, delivery must be made;

     o    transactions to cover short sales;

     o broker-dealers may agree with the selling security holders to sell a specified number of shares at a stipulated price per share;

     o    a combination of any of these methods of sale; or

     o    any other method permitted by applicable law.

         The sale price to the public may be:

     o    the market price prevailing at the time of sale;

     o    a price related to the prevailing market price;

     o    at negotiated prices; or

     o    a price the selling security holder determines from time to time.

         The shares may also be sold under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. The selling security holders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

         The selling security holders may also engage in short sales against the box, which are sales where the seller owns enough shares to cover the borrowed shares, if necessary, puts and calls and other transactions in securities of Telenetics or derivatives of Telenetics securities and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. In that event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         The selling security holders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. To our knowledge, no selling security holder has entered into any agreement with a prospective underwriter, and there is no assurance that any such agreement will be entered into. If a selling security holder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

         The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares of common stock offered under this prospectus.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock offered under this prospectus by the selling security holders. Rather, the selling security holders will receive those proceeds directly for their own accounts.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Restated and Amended Articles of Incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of Telenetics for breach of a director's duties to Telenetics or our shareholders except for liability:

         o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

         o for acts or omissions that a director believes to be contrary to the best interests of us or our shareholders or that involve the absence of good faith on the part of the director;

         o for any transaction for which a director derived an improper personal benefit;

         o for acts or omissions that show a reckless disregard for the director's duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to us or our shareholders;

         o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our shareholders; and

         o for engaging in transactions described in the California Corporations Code or California case law which result in liability, or approving the same kinds of transactions.

         Our Restated and Amended Articles of Incorporation also provide that we are authorized to provide indemnification to our agents, as defined in Section 317 of the California Corporations Code, through our Restated and Amended Bylaws or through agreements with such agents or both, for breach of duty to us and our shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

         Our Restated and Amended Bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the Restated and Amended Bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made:

         o by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification; or

         o if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

         o        by a majority of the shareholders.

         In addition to adopting the indemnification protections provided in our Restated Articles of Incorporation and Restated and Amended Bylaws, we have purchased directors and officers liability insurance to protect our directors and executive officers against liability under circumstances specified in the policy.

         Some of the selling security holders and Telenetics have agreed to indemnify the other and the other's respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act of 1933, and to contribute to payments such persons may be required to make with respect to those liabilities.

         To the extent indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Telenetics under the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

         Certain legal matters in connection with the legality of the securities offered hereby will be passed upon for Telenetics by Rutan & Tucker, LLP, Costa Mesa, California.

                                     EXPERTS

         The financial statements of Telenetics Corporation incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in its reports incorporated by reference in this prospectus, and are incorporated in reliance upon those reports given upon the authority of BDO Seidman, LLP as experts in accounting and auditing.

                          TRANSFER AGENT AND REGISTRAR

         The stock transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings with the Securities and Exchange Commission are also available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market. Our reports, proxy statements and other information are also available to the public at the Nasdaq's web site at http://www.nasdaq.com.

         This prospectus is part of a registration statement on Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to Telenetics and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to incorporate by reference information we file with it, which means we can disclose important information to you by referring you to documents we have filed with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and all documents we subsequently file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering covered by this prospectus:

     o Amendment No. 1 to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 (File No. 0-16580) filed with the Commission on June 14, 2001;

     o Our Current Report on Form 8-K filed with the Commission on March 20, 2001 (File No. 0-16580); and

     o Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 (File No. 0-16580) filed with the Commission on May 21, 2001.

         Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the Securities and Exchange Commission, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

         We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             TELENETICS CORPORATION
                               25111 ARCTIC OCEAN
                              LAKE FOREST, CA 92630
                       ATTENTION: CHIEF FINANCIAL OFFICER
                            TELEPHONE: (949) 455-4000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Expenses payable in connection with the distribution of the securities being registered (estimated except for the registration fee), all of which will be borne by the registrant, are as follows:

         Securities and Exchange Commission registration fee ......  $    655
         NASD filing fee...........................................  $      0
         Printing expenses.........................................  $  1,500
         Legal fees and expenses...................................  $ 20,000
         Blue sky fees and expenses................................  $  2,500
         Accounting fees and expenses..............................  $  7,500
         Miscellaneous expenses....................................  $    500
                                                                     --------
                  Total............................................  $ 32,655
                                                                     ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Restated and Amended Articles of Incorporation provide that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of Telenetics for breach of a director's duties to Telenetics or our shareholders except for liability:

         o for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law;

         o for acts or omissions that a director believes to be contrary to the best interests of us or our shareholders or that involve the absence of good faith on the part of the director;

         o for any transaction for which a director derived an improper personal benefit;

         o for acts or omissions that show a reckless disregard for the director's duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to us or our shareholders;

         o for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our shareholders; and

         o for engaging in transactions described in the California Corporations Code or California case law which result in liability, or approving the same kinds of transactions.

         Our Restated and Amended Articles of Incorporation also provide that we are authorized to provide indemnification to our agents, as defined in Section 317 of the California Corporations Code, through our Restated and Amended Bylaws or through agreements with such agents or both, for breach of duty to us and our shareholders, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

         Our Restated and Amended Bylaws provide for indemnification of our officers, directors, employees, and other agents to the extent and under the circumstances permitted by California law. In all cases where indemnification is permitted by the Restated and Amended Bylaws, a determination to indemnify such person must be made when ordered by a court and must be made in a specific case upon a determination that indemnification is required or proper in the circumstances. Such determination must be made:

         o by our board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding which is the subject of the request for indemnification, or

         o if such a quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or

         o        by a majority of the shareholders.

         In addition to adopting the indemnification protections provided in our Restated Articles of Incorporation and Restated and Amended Bylaws, we have purchased directors and officers liability insurance to protect our directors and executive officers against liability under circumstances specified in the policy.

         Some of the selling security holders and Telenetics have agreed to indemnify the other and the other's respective officers, directors and other controlling persons against certain liabilities in connection with this registration, including liabilities under the Securities Act of 1933, and to contribute to payments such persons may be required to make with respect to those liabilities.

         To the extent indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Telenetics under the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS.

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

3.1 Certificate of Amendment of Restated and Amended Articles of Incorporation filed with the California Secretary of State on February 5, 2001 (1)

3.2 Certificate of Determination of Rights, Preferences and Privileges of Series A Convertible Preferred Stock filed with the California Secretary of State on October 31, 2000 (1)

3.3 Restated and Amended Articles of Incorporation filed with the California Secretary of State on January 8, 1999 (2)

4.1 Debenture Purchase Agreement dated January 2, 2001 between the registrant and Dolphin Offshore Partners, L.P. (4)

4.2 7.0% Convertible Subordinated Debenture due January 2, 2003 in the principal amount of $2,115,000 made by the registrant in favor of Dolphin Offshore Partners, L.P. (4)

4.3 Engagement Letter Agreement dated December 28, 2000 between the registrant and Taglich Brothers, Inc. (4)

4.4 Debenture Placement Agreement dated January 2, 2001 between the registrant and Taglich Brothers, Inc. (4)

4.5 Form of Common Stock Purchase Warrant dated February 28, 2001 and expiring January 2, 2006 (4)

4.6 Debenture Purchase Agreement dated January 23, 2001 between the registrant and Michael Taglich (4)

4.7 6.5% Convertible Junior Subordinated Debenture due April 23, 2003 in the principal amount of $75,000 made by the registrant in favor of Michael Taglich (4)

4.8 Engagement Letter Agreement dated January 23, 2001 between the registrant and Taglich Brothers, Inc. (4)

4.9 Debenture Placement Agreement dated January 23, 2001 between the registrant and Taglich Brothers, Inc. (4)

4.10 Form of Common Stock Purchase Warrant dated February 28, 2001 and expiring January 23, 2006 (4)

4.11 Form of Common Stock Purchase Warrant dated April 14, 1999 issued to placement agent (3)

5.1      Opinion of Rutan & Tucker, LLP

23.1     Consent of Independent Certified Public Accountants

23.2 Consent of Rutan & Tucker, LLP (contained in Exhibit 5.1 to this filing)

24.1     Power of Attorney (4)

------------------
(1) Filed as an exhibit to the registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on March 20, 2001 (Registration Statement No. 333-57334) and incorporated herein by reference.
(2) Filed as an exhibit to the registrant's Form 10-KSB for the fiscal year ended March 31, 1998 and incorporated herein by reference.
(3) Filed as an exhibit to the registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on July 30, 1999 (Registration Statement No. 333-84125) and incorporated herein by reference.
(4) Filed as an exhibit to the registrant's registration statement on Form S-3 filed with the Securities and Exchange Commission on April 30, 2001 (Registration Statement No. 333-59830) and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                  (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

                  (iii) include any additional or changed material information on the plan of distribution.

         (2) That, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on June 14, 2001.

                                      TELENETICS CORPORATION

                                      By: /S/ SHALA SHASHANI
                                         ---------------------------------------
                                         Shala Shashani, Chairman of the Board,
                                         President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities as of the dates indicated.

             NAME                                  TITLE                              DATE
-----------------------------------    ---------------------------------------    --------------
/S/ SHALA SHASHANI                     Chairman of the Board, President, Chief    June 14, 2001
-----------------------------------    Executive Officer (principal executive
Shala Shashani                         officer) and Director

/S/ DAVID STONE                        Chief Financial Officer and Secretary      June 14, 2001
-----------------------------------    (principal accounting officer)
David Stone

   *                                   Director                                   June 14, 2001
-----------------------------------
Michael A. Armani

   *                                   Director                                   June 14, 2001
-----------------------------------
Bradley L. Jacobs

   *                                   Director                                   June 14, 2001
-----------------------------------
Robert Schroeder

   *                                   Director                                   June 14, 2001
-----------------------------------
H. George Levy, M.D.

   *                                   Director                                   June 14, 2001
-----------------------------------
Thomas Povinelli

*By: /S/ SHALA SHASHANI
    --------------------------------
    Shala Shashani, Attorney-In-Fact


                                INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

5.1      Opinion of Rutan & Tucker, LLP

23.1     Consent of Independent Certified Public Accountants

23.2 Consent of Rutan & Tucker, LLP (contained in Exhibit 5.1 to this filing)